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THOMAS FRIEDMANN

thomas.friedmann@dechert.com
+1  202  261  3313  Direct
+1  202  261  3016  Fax

August 11, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Tia Jenkins

Re:	Buckeye Technologies Inc.

Form 10-K for Fiscal Year Ended June 30, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2009

File No. 001-14030

Ladies and Gentlemen:

On behalf of our client, Buckeye Technologies Inc. (the “Company”), we hereby respond to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 4, 2009 from Ms. Tia Jenkins, Senior Assistant Chief Accountant, to Mr. John B. Crowe, Chief Executive Officer of the Company, regarding the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2008 (the “Form 10-K”), as filed with the Commission on August 27, 2008, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “Form 10-Q”), as filed with the Commission on April 29, 2009.  For your convenience, the Staff’s comment is included in this letter and is followed by the Company’s response.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Controls and Procedures

1.
We note the disclosure that you conducted an evaluation of your disclosure controls and procedures as of December 31, 2008.  Pursuant to Item 307 of Regulation S-K, please confirm to us that you conducted an evaluation of your disclosure controls and procedures as of March 31, 2009 and tell us your conclusions based on the evaluation.  To the extent your conclusion differs from that presented in your Form 10-Q for the fiscal quarter ended March 31, 2009, amend your quarterly report to disclose the conclusion that your disclosure controls and procedures were not effective.  Confirm to us that you will ensure the date as of which you evaluate your disclosure controls and procedures mirrors the date of your report in future filings.

As requested, the Company hereby acknowledges that, in connection with the preparation of its report on Form 10-Q for the three months ended March 31, 2009, the Company conducted an evaluation of its disclosure controls and procedures as of March 31, 2009.  Based on this evaluation, the Company, its Chief Executive Officer and its Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2009.  However, due to a drafting error, the Company’s report on Form 10-Q for the three months ended March 31, 2009 indicated that this evaluation had taken place on December 31, 2008 rather than March 31, 2009.  The Company has taken steps to ensure that the date referenced in future statements regarding the effectiveness of its disclosure controls and procedures will mirror the date as of which management completed its evaluation of disclosure controls and procedures.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 220.261.3313 (or by facsimile at 202.261.3333) or William J. Tuttle, Esq. at 202.261.3352 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas Friedmann
Dechert LLP

Thomas Friedmann